Filed by Wendy’s International, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116

On July 30, 2008, a video containing interview segments regarding Wendy’s post merger executive team announcement was posted on Wendy’s internal portal accessible by all of Wendy’s employees and franchisees.
Post Merger — Executive Team Announcement
Interview segments recorded July 25, 2008

Interviews conducted by
Denny Lynch
Wendy’s SVP Communications
Executives Interviewed
Kerrii Anderson
Wendy’s CEO & President
Steve Farrar
Post Merger — Wendy’s COO
Ken Calwell
Post Merger — Wendy’s CMO
David Karam
Post Merger — Wendy’s President

Video Transcript from July 25, 2008
Denny Lynch:
“Every plan to improve performance begins with building a winning team of capable and respected leaders”.
With those words, Roland Smith announced the selection of his post-merger leadership team at a lobby event in our Dublin HQs on July 25th.
(Pause)

Hello, and welcome to this special webcast. We have a different format than our usual monthly webcast, and we’re making this available to our entire system, And it’s only about seven minutes long, so let’s get started!
By now you’ve already heard about Roland’s announcement. In this webcast, Kerrii Anderson will give her perspective on the executives that Roland has chosen to be part of his senior management team upon completion of the merger. And you’ll also hear from the leaders that Roland has selected.
(Pause)
Upon completion of the merger, David Karam, Steve Farrar and Ken Calwell will join Roland in forming the nucleus of the Wendy’s senior leadership team.
Dave will serve as President, Steve will serve as Chief Operating Officer and Ken will serve as Chief Marketing Officer. Roland will assume the duties of CEO as we announced in April.
Immediately following the lobby event, Kerrii Anderson spoke to us about Roland’s announcement.
Kerrii Anderson:
I call it change with stability. Change in the fact that certainly there is going to be a merger with Wendy’s and Triarc. Change in the fact that we will have a new board of directors.

Change in the fact that there will be a new CEO, which we’ve known for some time, that Roland would step into the CEO at Wendy’s. But what was not clear was what would happen from a management perspective. And I think today’s announcement did bring clarity.
And I think the stability element is you’ve got Dave Karam who has tremendous experience in the Wendy’s system. You’ve got Steve Farrar, which I’m proud to say I brought back in April. I knew he could add a tremendous amount of help from an operational standpoint. And then, we’re adding Ken Calwell with Roland’s announcements and he’d been at Wendy’s before. So these three individuals together have about sixty years of experience in the Wendy’s system. And I think that is the stability element to today’s announcements.
So change with stability — I think is a good way to describe today’s announcement. And I think it does bring clarity for people in the Wendy’s system, both employees and franchisees as we now begin to understand what the leadership team after the merger will look like.
Dave Near said it well today. He said, “We need to embrace the change, but at the same time we need to commit to be unified as a system and support not only the existing management team through this transition but to support this new leadership team as they move forward in the future.
Denny Lynch:
While unveiling his leadership team, Roland said,
“We could not ask for more proven and experienced leaders than David Karam, Steve Farrar and Ken Calwell.
Their history, experience and respect among the franchisees and the corporate team are unmatched. These plans not only reflect our vision to attract the highest caliber of talent to our team, but they demonstrate our commitment to leverage the strengths and heritage of Wendy’s. I expect that David, Steve and Ken will hit the ground running in their new roles, and make an immediate impact to set the direction and deliver our plan to revitalize the Wendy’s brand..”
Details about Dave, Steve and Ken’s background were included in the news release posted July 25th on weNet.
(Pause)

Following the announcement, I spoke with Dave, Steve and Ken about their future roles at Wendy’s.
Denny Lynch (to Steve Farrar):
Well first off... what a big day... big announcement... congratulations!
Steve Farrar:
Thank you Denny. It’s really exciting and it’s certainly a day I didn’t dream necessarily would happen, but I’m very very excited it has. And, you know, I’m very excited about being a part of a great team.
Because I worked my way up in the business from a crew member, and remember what that was like, and remember how it was to be a manager and have people come into my restaurant and inspect the restaurant. And I remember the customers that were happy and the ones that weren’t. So I think when you grow up in this business, you have an appreciation for the fact that our complete success is about our people and how they do their job.
You know Dave Thomas would tell you, whatever your job is, just do it the very best you can. You know, really nothing changes as jobs change. It’s the same thing that he’s taught us, which is to take care of customers. One customer at a time. Take care of people. Do the right thing. And I think that all the things that Dave taught us apply regardless of your position at Wendy’s.
Denny Lynch (to Ken Calwell):
Last time you were here... late 80s or late 90s... you were involved with marketing research, new product development. A lot of people remember the name. Remember the face. Remember some of the great successes we’ve had. Then you went away for a hiatus, so, Ken what have you been up to for the past seven years.
Ken Calwell:
Well I left here in 2001, and went to Domino’s Pizza, and spent about seven years there. But I just couldn’t stay away. It’s great to be back and see all the familiar faces at Wendy’s. And to remember some of the great people we’ve worked with too. Gordon Teter... and Emil Brolick... and Kathie Chesnut... Charlie Rath... I learned a lot from those folks... and just the power of this brand. And how unique and different the Wendy’s brand is. And it’s all about quality and all about being different versus the competition. And I remember as much as anything the franchisees that are here and the passion they have for the business. Including David Karam who I’ll get to work with now. And I really look forward to that.

David Karam:
To me, what has to be sacrosanct, what is built into the DNA of this brand is quality. And I know there’s angst right now on why we’ve lost transactions and frankly if you did a pathology you wouldn’t find a single answer. But regardless of what the elements of strategy will be to restore that, it has to be centered on quality, which is the cornerstone of this brand. And I can assure you there’s alignment of thinking with Steve, with Roland and with Ken and myself on that issue.
It’s just an exciting moment for me, but more importantly it’s just deep sense of duty and responsibility that comes with the opportunity to lead such a great brand. I’m honored. I’m flattered but also really feel a deep sense of responsibility and humility for the challenge.
I’ve been very blessed because at the store level all the way through my experience as a franchisee, I’ve had the opportunity to watch and learn from great mentors and great role models. Dave being first and foremost above all of them. But my managers at store number two and certainly the leadership that Gordon and Jim Near provided. You know, it’s been not only a blessing but a great opportunity to learn from such great leadership skills. So, hopefully I’ll be able to apply some of that and help restore the confidence that we’ve all maybe lost a little bit, and the vitality of our brand.
Our brand is relevant. It’s as relevant today as the day Dave Thomas opened up the first store. We just need to kind of burnish the image and present it the right way to the marketplace and I can assure that with the other parts of the strategy we’ll restore the success that we’ve known in the past.
Denny Closing:
It’s great to hear the initial reactions from Kerrii, David, Steve and Ken.
Now, once the merger is completed, Dave Near will resume his role as one of Wendy’s leading franchisees. Dave will return to Austin to work with his brother, Jason, and lead their Wendy’s restaurant operations. All of us thank Dave for his leadership and continuing commitment to
Wendy’s.
Paul Kershisnik will continue to serve as Wendy’s interim CMO until the merger is completed, and then work closely with Ken on the company’s marketing strategy.
Also, as we previously announced, Kerrii Anderson will continue to lead Wendy’s as CEO & President until the merger closes.

As soon as we’re permitted, we’ll keep you posted as more decisions are made about the future structure and direction of Wendy’s. In fact, Roland is expected to be one of the primary speakers at the San Antonio Update Meeting.

That concludes this special webcast. If you’re eligible to attend, don’t forget to go to WeNet and register for the Update Meeting in San Antonio.
Have a great month!
Additional Information About The Merger And Where To Find It
In connection with the proposed merger, Triarc filed with the SEC a registration statement on Form S-4 (Registration No. 333-151336) containing a preliminary joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders and shareholders of Triarc and Wendy’s. BEFORE MAKING ANY VOTING DECISION, TRIARC AND WENDY’S URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”. You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings”.
Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Triarc’s executive officers and directors in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008. You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 28, 2008. You can obtain free copies of these documents from Triarc and Wendy’s at the website locations described above.

Consummation of the proposed merger between Triarc and Wendy’s remains subject to approval by the stockholders of both companies, regulatory approvals and other customary closing conditions. There can be no assurances that the transaction will be consummated or that the anticipated benefits and synergies of the transaction will be realized.
Forward-Looking Statements
Statements herein regarding the proposed transaction between Wendy’s and triarc, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements.
These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things: (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Wendy’s and Triarc; (3) conditions beyond Wendy’s or Triarc’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Wendy’s and/or Triarc’s customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the liquidity of markets in which Wendy’s or Triarc participates; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Wendy’s and Triarc’s news releases, public statements and/or filings with the Securities and Exchange Commission (the “SEC”), especially the “Risk Factors” sections of Wendy’s and Triarc’s Annual and Quarterly Reports on Forms 10-K and 10-Q, which are available at the SEC’s website at http://www.sec.gov. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions. Wendy’s and Triarc caution that the foregoing list of factors is not exclusive.